Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

[Extract from a Presentation at the Verizon Labs Employee Town Meeting]

MCI Acquisition

¨ Strategic Benefit

– Drives Significant Operational Efficiencies while Creating Incremental Revenue Opportunities

– Offers Next Generation, IP-based Product Suite to Serve a Powerful Enterprise Customer Base

– Maintains Financial Flexibility and Future Stability for MCI

¨ MCI’s Competitive Advantage

– Expansive Global Network

– Extensive IP-Centric Product Portfolio

– Industry-leading Service Quality

– Strong Customer Relationships and Experienced Sales Force

Strategic Benefit – – – MCI’s Competitive Advantage – – – –

For Verizon Internal Use Only Confidential -

Network Assets

VZ

Wireline

•6,600 local Points of Presence •Serving 2/3 of the Top 100 MSAs •3.6 million DSL customers •9 million fiber miles •53 Million Access Lines S

DC

Wireless

•America’s most reliable wireless network

•Strong business presence •Leading 3G network

•43.8 million customers •269 million licensed PoPs

MCI

Wireline

•4,500 Points of Presence

•Presence on 6 continents & in 140+ countries and over 2,800 cities

•Telecom industry’s most expansive global IP backbone w/ 3.2 million dial modems

DCS

•100,000 mile fiber optic network

•130 Data Centers

•Connections to over 100,000 active buildings

•Most scalable IP network

Tremendous Network Capabilities

For Verizon Internal Use Only Confidential -

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on April 12, 2005, a proxy statement and prospectus on Form S-4 that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on April 12, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.